UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated September 15, 2021

Item 1

RELEVANT INFORMATION

Bogotá D.C., September 15, 2021.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval" or the "Company") hereby informs that the subsidiary of Banco de Bogotá, Leasing Bogotá S.A. Panamá ("LBP"), shareholder of BAC Credomatic, Inc. and Multi Financial Group, Inc. ("MFG"), will submit a request to the Colombian Superintendency of Finance ("SFC") to register its shares with the National Registry of Securities and Issuers ("RNVE") in order to list them on the Colombian Stock Exchange ("BVC"). A request for authorization will also be submitted to the SFC to spin-off MFG from LBP to its parent, Banco de Bogotá S.A. (the "Bank").

The abovementioned requests are part of a series of transactions by means of which the Bank intends to spin off 75% of its equity interest in LBP to the Bank's shareholders, including Grupo Aval, and Grupo Aval intends to spin off shares of LBP it receives from the Bank to its own shareholders.

These transactions will be carried out once the necessary approvals are obtained.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel